SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]             Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 5, 2008 announcing "ECtel Presents Second Quarter Results with 34% Year-over-Year Revenue Increase". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  August 07, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                 Press Release issued August 5, 2008

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EXHIBIT 1

ECtel Presents Second Quarter Results

with 34% Year-over-Year Revenue Increase

ROSH HA'AYIN, Israel, August 5, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(TM)) solutions, today reported financial results for the second quarter  of 2008.

Second Quarter Highlights

●        Revenues up 34% year-over-year to $6.7 million;

●        Gross margin improvement reaching 50%;

Revenues for the second quarter of 2008 totaled $6.7 million, a 34% increase, compared to $5 million in the second quarter of 2007, and slightly up from first quarter of 2008 revenues of $6.5 million.

Non-GAAP gross margin for the second quarter of 2008 was 50.4%, compared to the 46% margin in the second quarter 2007. Non-GAAP gross margin in the first quarter of 2008 was 44.2%.

Non-GAAP operating loss for the second quarter of 2008 reached $1.7 million, a 22% improvement compared to a non-GAAP operating loss of $2.1 million in the second quarter of 2007, and slightly improved on the non-GAAP operating loss for the prior quarter of $1.8 million.

Non-GAAP net loss for the second quarter of 2008 totaled $1.4 million, or $0.08 loss per share, a 22% improvement compared with a net loss of $1.8 million, or $0.11 loss per share, in the second quarter of 2007. Non-GAAP net loss for the first quarter 2008 totaled $1.1 million, or $0.07 per share.

During the second quarter 2008, the Company`s results were negatively impacted by the continued weakening of the US dollar against the Israeli shekel, which during the quarter devalued by 5.7% against the Israeli Shekel. This directly contributed to an approximate $300 thousand decline in the net income for the period. Results were also affected by the contribution of two lower-margin, yet strategically important projects with major telecom groups and potential for higher-margin follow-on business.

On a GAAP basis, gross margin for the second quarter 2008 totaled 50.2%, compared to the 45.4% margin in the second quarter of 2007, and 43.8% margin in the first quarter 2008. Operating loss for the second quarter of 2008 reached $2.0 million, compared to an operating loss of $2.3 million in the second quarter of 2007 and an operating loss for the first quarter of 2008 of $2 million. On a GAAP basis, net loss for the second quarter of 2008 totaled $1.7 million or $0.10 loss per share, compared to $1.9 million or $0.12 per share in the second quarter of 2007. Net loss for the first quarter 2008 totaled $1.3 million or $0.08 per share.

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ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets, share-based compensation expenses, expenses related to a one-time due-diligence process and the impact of the permanent impairment charge related to certain securities in December 2007. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

Cash, cash equivalents, and marketable bonds and securities as of June 30, 2008 were $22.8 million or $1.37 per share, compared to $28.5 million or $1.71 per share as of March 31, 2008.

"The second quarter of 2008, was both a period of business development in which we made a synergistic acquisition, acquiring the assets of Compwise, as well as improved financial results- particularly in terms of revenue and gross margins," commented Itzik Weinstein, President and CEO of ECtel. "At the same time, we are reviewing ways to better manage our cost structure, while improving efficiency and cutting costs particularly on the manufacturing and procurement side, without sacrificing our growth potential, with the aim to quickly reach the breakeven level."

"During the quarter, we completed the acquisition of Compwise`s assets, an Israeli-based provider of business analytic solutions for telecom operators. We see the acquisition as very much aligned with our long-term growth strategy, which focuses on solid execution, innovation and M&A activity. We continue to work on strengthening our foundations for future growth and execution, while reducing costs, with the goal of enhancing our position as a major player in the integrated revenue management and assurance space," concluded Mr. Weinstein.

Conference call

ECtel management will host a teleconference later today at 10:00 am ET (9:00am CT, 7:00am PT, and 5:00pm Israel time) to discuss its second quarter results.

To participate in the call, please dial one of the following numbers and request ECtel's second quarter 2008 Earnings Results Conference call:

From the United States:	1-888-668-9141
From Israel:	03-918 0688
From the United Kingdom:	0-800-404-8418
All other international callers:	+972-3-918-0688

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com

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About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, sales to new accounts, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann, Senior Vice President and CFO Tel: +972-3-9002115 Email: Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

** Tables to follow **

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

	June 30,	March 31,	December 31
	2008	2008	2007
Assets

Current assets

Cash and cash equivalents	4,229	8,572	5,668
Short-term investments	-	1,484	5,652
Receivables:
Trade, net	8,811	7,772	8,612
Other	2,196	1,565	1,372
Related parties	100	189	17
Work in progress	657	977	282
Inventories	2,274	2,360	2,247

Total current assets	18,267	22,919	23,850

Long-term marketable securities

	18,564	18,470	17,760

Long-term other assets	1,952	1,785	1,612

Property, plant and equipment, net

	2,316	2,192	2,115

Goodwill	12,792	11,322	11,322

Other intangible assets, net	912	269	292

Total assets	54,803	56,957	56,951
Liabilities and Shareholders` Equity

Current liabilities

Trade payables	4,349	5,554	4,737
Related parties	68	82	18
Advances from customers	527	1,111	966
Other payables and accrued liabilities	6,878	5,902	5,796

Total current liabilities	11,822	12,649	11,517

Long-term liabilities
Liability for employee severance benefits	2,989	2,626	2,352

Total liabilities	14,811	15,275	13,869

Total shareholders` equity, net

	39,992	41,682	43,082

Total liabilities and shareholders` equity

	54,803	56,957	56,951

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

	Three months ended		Six months ended		Three months
	June 30,		June 30,		ended March 31,
	2008	2007	2008	2007	2008
Revenues	6,655	4,964	13,160	8,515	6,505
Cost of revenues	3,313	2,709	6,967	4,784	3,654

Gross profit	3,342	2,255	6,193	3,731	2,851

Research and development costs, net	1,304	1,212	2,493	2,506	1,189
Selling and marketing expenses	2,261	2,100	4,008	4,359	1,747
General and administrative expenses	1,709	1,191	3,559	3,342	1,850
Amortization of acquisition-related intangible assets	23	23	46	46	23

Operating loss	(1,955)	(2,271)	(3,913)	(6,522)	(1,958)
Financial income, net	278	353	519	635	241
Other income, net (*)	-		430		430

Net (loss) income	(1,677)	(1,918)	(2,964)	(5,887)	(1,287)

Basic (loss) earnings per share	(0.10)	(0.12)	(0.18)	(0.35)	(0.08)
Diluted (loss) earnings per share	(0.10)	(0.12)	(0.18)	(0.35)	(0.08)

Weighted average number of shares outstanding used to compute basic (loss) earnings per share	16,686,401	16,663,746	16,686,401	16,656,576	16,686,401
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	16,686,401	16,663,746	16,686,401	16,656,576	16,686,401

(*) includes $450 thousand gain on sale of patent.

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets, expenses related to a due-diligence process which was carried out in the framework of an examination of a potential acquisition which had reached advanced stages and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

	Three months ended				Six months ended
	June 30, 2008				June 30, 2008
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Revenues	6,655			6,655	13,160			13,160
Cost of revenues	3,313	(13)	(*)	3,300	6,967	(34)	(*)	6,933

Gross profit	3,342	13		3,355	6,193	34		6,227

Research and development costs, net	1,304	(1)	(*)	1,303	2,493	(6)	(*)	2,487
Selling and marketing expenses	2,261	(28)	(*)	2,233	4,008	(57)	(*)	3,951
General and administrative expenses	1,709	(233)	(*)(**)	1,476	3,559	(314)	(*)(**)	3,245
Amortization of acquisition-related intangible assets	23	(23)		-	46	(46)		-

Operating loss	(1,955)	298		(1,657)	(3,913)	457		(3,456)
Financial income, net	278	-		278	519	-		519
Other income (expenses)	-	-		-	430	-		430

Net loss	(1,677)	298		(1,379)	(2,964)	457		(2,507)

Basic loss per share	(0.10)		(0.08)	(0.18)				(0.15)
Diluted loss per share	(0.10)		(0.08)	(0.18)				(0.15)
Weighted average number of shares outstanding used to compute basic loss per share	16,686,401		16,686,401	16,686,401				16,686,401
Weighted average number of shares outstanding used to compute diluted loss per share	16,686,401		16,686,401	16,686,401				16,686,401

(*) Share-based compensation expenses

(**)Including expenses related to a due-diligence process in amount of $118 thousands

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

	Three months ended		Six months ended		Three months
	June 30,		June 30,		ended March 31,
	2008	2007	2008	2007	2008

Cash flows from operating activities

Net loss for the period	(1,677)	(1,918)	(2,964)	(5,887)	(1,287)

Adjustments to reconcile net (loss) income to
cash provided by (used in) operating activities:

Depreciation and amortization	164	156	301	306	137
Loss on sale of long-term marketable securities	-	-	20	-	20
Loss on disposal of property, plant and equipment	-	-	20	-	20
Premium amortization of long-term marketable securities	-	-	(21)	7	(21)
(Increase) decrease in trade receivables	(1,014)	(1,347)	(174)	1,662	840
(Increase) decrease in other receivables	(637)	196	(788)	122	(150)
Share-based compensation expenses	157	125	293	970	136
Decrease (increase) in inventories	86	356	(27)	229	(113)
Decrease (increase) in work in progress	320	(66)	(375)	(130)	(695)
(Decrease) increase in trade payables	(1,099)	(409)	(444)	(844)	655
(Increase) decrease in advances from customers	(584)	262	(439)	146	145
Decrease (increase) in related parties, net	75	288	(33)	314	(108)
Increase (decrease) in other payables and accrued liabilities	159	(888)	217	(1,535)	57
Decrease (increase) in liability for employee severance benefits	293	(146)	581	(572)	288

Net cash used in operating activities	(3,757)	(3,391)	(3,833)	(5,212)	(76)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

	Three months ended		Six months ended		Three months
	June 30,		June 30,		ended March 31,
	2008	2007	2008	2007	2008
Cash flows from investing activities

Investment in short-term investments, net	-	-	8,130	-	8,130
Investment in on property, plant and equipment	(332)	(102)	(381)	(141)	(49)
Payments in consideration with acquisition of the assets of Compwise	(1,313)	-	(1,313)	-	-
Payments in consideration with acquisition of newly consolidated subsidiaries	-	-	-	(158)	-
Long-term deposits withdrawal (funding)	55	17	46	32	(9)
Deposits in respect of employee severance obligations	(216)	49	(388)	133	(172)
Proceeds from maturity of long-term marketable securities	2,970	4,500	5,150	8,442	2,180
Investment in long-term marketable securities	(1,750)	(2,688)	(8,850)	(2,688)	(7,100)

Net cash (used in) provided by investing activities	(586)	1,776	2,394	5,620	2,980

Cash flows from financing activities

Issuance of ordinary shares	-	29	-	912	-

Net cash provided by financing activities	-	29	-	912	-

Net (decrease) increase in cash and cash equivalents	(4,343)	(1,586)	(1,439)	1,320	2,904

Cash and cash equivalents at beginning of the year	8,572	17,317	5,668	14,411	5,668

Cash and cash equivalents at end of the year	4,229	15,731	4,229	15,731	8,572

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